Exhibit 1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

ENERNOC, INC.,

a Delaware corporation;

ENEL GREEN POWER NORTH AMERICA, INC.,

a Delaware corporation; and

PINE MERGER SUB, INC.,

a Delaware corporation

Dated as of June 21, 2017

i.

(continued)

ii.

(continued)

iii.

(continued)

		Page

9.9	Severability	60

9.10	Obligation of Parent	60

9.11	Guarantee	60

9.12	Transfer Taxes	61

9.13	Code of Ethics	61

9.14	Construction	61

iv.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of June 21, 2017, by and among: ENEL GREEN POWER NORTH AMERICA, INC., a Delaware corporation (“Parent”); PINE MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Purchaser”); ENEL S.P.A., an Italian joint-stock company and the parent of Parent (the “Guarantor”) (solely for the purposes of Section 9.11 hereof); and ENERNOC, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $7.67 per share (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller of such Shares in cash, without interest, upon the terms and subject to the conditions of this Agreement.

B. Following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time, and excluding Dissenting Shares, shall be converted into the right to receive the Offer Price, in cash, without interest and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C. The board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

D. The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to execute and enter into this Agreement.

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent and Purchaser have entered into agreements with Timothy Healy, the Company’s Chairman and Chief Executive Officer, and David Brewster, the Company’s President, pursuant to which, among other things, Mr. Healy and Mr. Brewster have irrevocably agreed to tender the Shares beneficially owned by each of them in the Offer (each, a “Support Agreement” and, collectively, the “Support Agreements”).

E. Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the Offer Acceptance Time.

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AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.	THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement, but in no event more than 12 business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the 20th business day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” such date or such subsequent date and time to which

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the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8.1: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NASDAQ Stock Market applicable to the Offer; and (B) periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act or any foreign Antitrust Law in a jurisdiction identified in Schedule 6.2(c) shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8.1 and (y) the first business day immediately following the End Date; (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; or (3) be required by the Company to extend the Offer by periods exceeding an aggregate of 20 business days in the event that each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived as of any then scheduled Expiration Date and the Minimum Condition shall not have been satisfied as of such scheduled Expiration Date. Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.1.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8.1. In the event that this Agreement is validly terminated pursuant to Section 8.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within 24 hours of such termination or the next business day if terminated on a non-business day), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations

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thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities laws. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information (subject to Section 3.4(g)(i)) concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to review and comment on any such response.

(f) Payment; Funds. On the terms specified herein and subject to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the applicable Expiration Date. Without limiting the generality of Section 9.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure, that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. Upon the terms and subject to the conditions of this Agreement, if, between the date of this Agreement and the Offer Acceptance Time, the outstanding Equity Interests of the Company are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization, issuance, grant, repricing or other similar transaction, then the Offer Price shall be appropriately adjusted; provided, however, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to its Equity Interests that is prohibited by this Agreement.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Schedule TO (and in any event within two business days after the filing of the Schedule TO), the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9

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(together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment or supplement thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments (and shall give Parent prompt telephonic notice of any material discussions with the SEC or its staff). The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to such comments of the SEC or its staff.

(b) Stockholder Lists. The Company shall promptly furnish, or shall cause to be promptly (and in no event more than three business days after the date of this Agreement) furnished to, Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Subject to any Legal Requirements, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon written request by the Company, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

SECTION 2.	MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

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2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 500 Boylston Street, Boston, MA at 8:00 a.m., Eastern Time, on the same date as the Offer Acceptance Time except if (subject to Section 1.1(b)) the conditions set forth in Section 7.1 or Section 7.2 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived by such date, in which case on no later than the first business day on which the conditions set forth in Section 7.1 and Section 7.2 is satisfied or, to the extent permissible by applicable Legal Requirements, waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, Section 251(h) of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit B;

(b) the Bylaws of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth on Exhibit C; and

(c) unless otherwise determined by Parent, the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors of Purchaser as of the Effective Time. Each director of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating his or her resignation as a member of the Company Board to be effective as of the Effective Time; and

(d) unless otherwise determined by Parent, the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as officers on Schedule 2.4(d).

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2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Shares in accordance with Section 2.6.

(b) Upon the terms and subject to the conditions of this Agreement, if, between the date of this Agreement and the Effective Time, the outstanding Equity Interests of the Company are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization, issuance, grant, repricing or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided, however, that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action with respect to its Equity Interests that is prohibited by the terms of this Agreement.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 2.5. The agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. At or prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 1.1(b) and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). Except as provided in this Section 2.6(a), the Payment Fund

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shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months.

(b) Promptly after the Effective Time (but in no event later than five business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.5 a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates formerly evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be

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liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Agreement.

(e) Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from any cash amounts payable to any holder of Shares, Company Options or RSUs such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the

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Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such shares shall not be deemed to be Dissenting Shares. The Company shall provide each of the holders of Company Common Stock with the notice required by Section 262 of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing.

2.8 Treatment of Equity Incentive Awards.

(a) Each Company Option that is outstanding as of immediately prior to the Offer Acceptance Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time shall be canceled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(f) (the “Option Consideration”). No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such canceled Company Option before or after the Effective Time.

(b) Each restricted stock unit award granted pursuant to any of the Company Equity Plans or otherwise (the “RSUs”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive cash in an amount equal to (i) the total number of Shares issuable in settlement to such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(f) (the “RSU Consideration”).

(c) Each holder of shares of restricted and unvested Company Common Stock granted pursuant to any of the Company Equity Plans or otherwise (“Restricted Shares”) may tender such Restricted Shares pursuant to the Offer and any such Restricted Shares shall be treated in the same manner as any other share of Company Common Stock. The Company shall accelerate the vesting of all Restricted Shares, such that all Restricted Shares will vest in full immediately prior to the Effective Time.

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(d) The Company ESPP shall terminate effective as of immediately prior to, but subject to the occurrence of the Effective Time.

(e) Effective as of no later than the Offer Acceptance Time, the Company shall have taken all actions necessary to effect the preceding provisions of this Section 2.8.

(f) As soon as reasonably practicable after the Effective Time (but no later than the earlier of (x) 10 business days after the Effective Time or (y) the first payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through the Surviving Corporation’s or the applicable Subsidiary’s payroll the aggregate Option Consideration and RSU Consideration payable with respect to Company Options and RSUs held by current or former employees of the Company or the other Acquired Corporations (net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements); provided, however, that to the extent the holder of a Company Option or RSU is not, and was not at any time during the vesting period of the Company Option or RSU, an employee of the Company or any other Acquired Corporation for employment tax purposes, the Option Consideration or RSU Consideration payable pursuant to Section 2.8 with respect to such Company Option or RSU shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.6.

2.9 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3, (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty and (c) disclosure in the Company SEC Documents filed since December 31, 2014 and publicly available prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents); provided that this clause (c) shall not be applicable to Section 3.3 and Section 3.19:

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being

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conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule (i) identifies each Subsidiary of the Company and indicates its jurisdiction of organization and (ii) sets forth a true, correct and complete list of the issued and outstanding Equity Interests of each Company Subsidiary and the owner of such Equity Interests. None of the Acquired Corporations owns any capital stock of, or any other Equity Interest of, or any Equity Interest of any nature in, any other Entity. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof, which organizational documents are in full force and effect.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 50,000,000 Shares, of which 31,372,190 shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. All of the outstanding Shares have been, and all Shares reserved for issuance in connection with Company Options will be, when issued in accordance with their respective terms, duly authorized, validly issued, and are fully paid and nonassessable and not subject to preemptive rights. Part 3(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the close of business on the day immediately preceding the date of this Agreement, of all (x) stockholders of record of Shares and the number of Shares held by each such holder, (y) Company Stock Awards (broken out into Company Options, RSUs and Restricted Shares) and the total number of shares of Company Common Stock under such Company Stock Award that will be subject to the Offer, and (z) with respect to Company Options and RSUs, the exercise price, as applicable.

(b) (i) None of the outstanding shares of capital stock of the Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) none of the outstanding shares of capital stock of the Company are subject to any right of first refusal in favor of the Company, (iii) there are no

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outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Company. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of the Company. The Company Common Stock constitutes the only outstanding class of securities of the Acquired Corporations registered under the Securities Act.

(c) As of the close of business on the day immediately preceding the date of this Agreement: (i) 169,855 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 1,227,771 shares of Company Common Stock are subject to or otherwise deliverable in connection with outstanding RSUs under the Company Equity Plans, (iii) 1,535,317 shares of Company Common Stock are Restricted Shares (which amount is included in the number of issued and outstanding Shares set forth in Section 3.3(a)), (iv) 3,000,000 shares of Company Common Stock are reserved for future issuance under the Company ESPP and in accordance with the terms of this Agreement, and, based on contributions to the Company ESPP as of the close of business on the day immediately preceding the date of this Agreement, none of such shares are Shares subject to the Offer or the Merger, and (v) 6,378,674 shares of Company Common Stock are subject to issuance pursuant to the Company Convertible Notes. The Company has delivered or made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options, RSUs and Restricted Shares outstanding as of the date of this Agreement, the forms of all stock option agreements evidencing such Company Options, forms of stock unit agreements evidencing such RSUs and forms of restricted stock agreements evidencing the Restricted Shares. Other than as set forth in this Section 3.3(c) and Section 3.3(b), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

(d) Except as set forth in this Section 3.3 there are no: (i) outstanding shares of capital stock or other Equity Interest in any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities or other Equity Interests of any Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities or other Equity Interests of any Acquired Corporation; (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or other Equity Interests; or (v) voting trusts or other Contract to which any Acquired Corporation is a party with respect to the voting of capital stock of such Acquired Corporation.

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(e) Except as specified in Part 3.1(b) of the Company Disclosure Schedule, all of the outstanding capital stock or other voting securities of, or Equity Interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws. All outstanding Shares, all outstanding Company Options, all outstanding RSUs, all outstanding Restricted Shares and all outstanding shares of capital stock, voting securities or other Equity Interests in any Subsidiary of the Company, have been duly authorized, validly issued or granted, fully paid, nonassessable and free of preemptive rights, free and clear of all Encumbrances and transfer restrictions.

(f) The Company Equity Plans permit the treatment of the outstanding Company Stock Awards contemplated by Section 2.8.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2016, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Subsidiaries of the Company are required by GAAP to be included in the consolidated financial statements of the Company.

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(c) The Company maintains, and at all times since January 1, 2015, has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2016, and such assessment concluded that such controls were effective. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2015, or as specified in Part 3.1(c) of the Company Disclosure Schedule, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company has established and maintains, and since January 1, 2015, has maintained, disclosure controls and procedures as defined and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance, and since January 1, 2015, has been in compliance, in all material respects with all current listing and corporate governance requirements of the NASDAQ Stock Market and is in compliance in all material respects with all applicable rules, regulations and requirements of the SEC and with the Sarbanes-Oxley Act.

(e) Neither the Company nor any other Acquired Corporation is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any other Acquired Corporation in the Company’s published financial statements or other Company SEC Documents.

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(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The Company has, prior to the date hereof, provided Parent or its Representatives with accurate and complete copies of all SEC comment letters received and response letters submitted and other correspondence with the SEC with respect to the Company SEC Documents, within the year prior to the date of this Agreement to the extent such comment letters, response letters and correspondence are not publicly available.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or disseminated to the Company stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes.

(a) Since December 31, 2016, there has not occurred any event, change, action, failure to act or transaction that has had or would be reasonably expected to have, a Material Adverse Effect.

(b) Except as expressly contemplated by this Agreement, since March 31, 2017, through the date of this Agreement, (i) the Acquired Corporations have operated in all

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material respects in the Ordinary Course of Business (except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions) and (ii) the Acquired Corporations have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2; provided, that, for purposes of this Section 3.5(b), any reference to “Specified Material Contracts” in Section 5.2(b)(xi) shall be replaced with “Material Contracts.”

(c) Without limiting the provisions of Section 3.5(a) or Section 3.5(b), since April 30, 2017, no Acquired Corporation has (i) granted or issued (or agreed to grant or issue) any Company Stock Awards or (ii) amended or entered into any agreement governing the terms or conditions of employment with any individual, amended any Employee Plan or established any new Employee Plan.

3.6 Title to Assets. The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all assets (other than capitalized or operating leases) reflected on the Company’s audited balance sheet as of December 31, 2016, in the last Annual Report on Form 10-K (the “Balance Sheet”) filed by the Company with the SEC (but excluding intellectual property which is covered by Section 3.8), except for assets sold or otherwise disposed of in the Ordinary Course of Business since the date of such Balance Sheet and except where such failure would not reasonably be expected to be material to the Acquired Corporations, taken as a whole. All of said assets are owned by the Company or another Acquired Corporation free and clear of any material Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Acquired Corporations do not own and have not owned any real property.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Acquired Corporations hold a valid and existing leasehold interest in the material real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances and each such lease or sublease is in full force and effect. None of the Acquired Corporations have received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

3.8 Intellectual Property.

(a) Part 3.8(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned by any Acquired Corporation (“Material Company IP”). Except as set forth in Part 3.8(a) of the Company Disclosure Schedule, an Acquired Corporation is the sole and exclusive beneficial and, with respect to applications and registrations (including patents), record owner of all of the Material Company IP, and all such Material Company IP is subsisting, valid and enforceable.

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Each of the patents and patent applications included in the Material Company IP properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Legal Requirements of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Material Company IP is being or has been contested or challenged.

(b) The Acquired Corporations own and possess all right, title and interest in and to all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances and any Encumbrances caused or created by any action or failure to act by any Person other than the Acquired Corporations, and have the right, pursuant to an agreement enforceable against the relevant Acquired Corporation, to use all other Intellectual Property used by the Acquired Corporations in their respective businesses as currently conducted. No Company Associate or other Person (other than as disclosed on Part 3.8(a) of the Company Disclosure Schedule) owns or has any claim, right (whether or not currently exercisable) or interest to or in any material Company IP and each Company Associate who is or was involved in the creation or development of any Company IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed a written agreement containing an assignment of Intellectual Property Rights to an Acquired Corporation and confidentiality provisions protecting the Company IP.

(c) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being used to create Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP or the right to receive royalties.

(d) Part 3.8(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Corporation (i) licenses in any Intellectual Property Right that is incorporated into or distributed with any Acquired Corporation product (each an “In-bound License”) or (ii) licenses out any material Intellectual Property Right owned by an Acquired Corporation (each an “Out-bound License”) (provided that, In-bound Licenses shall not include commercially available Software-as-a-Service (“SaaS”) offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the Ordinary Course of Business; and Out-bound Licenses shall not include non-exclusive outbound licenses or SaaS subscription agreements entered into in the Ordinary Course of Business).

(e) (i) To the knowledge of the Company, the operation of the business of the Acquired Corporations as currently conducted, and as conducted since January 1, 2015, does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person; and (ii) to the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company IP. Since January 1, 2015, no Legal Proceeding is pending and served (or has been threatened in writing) against an Acquired Corporation or by an Acquired Corporation relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person or of the Company’s Registered IP or the Company’s

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Intellectual Property Rights. Since January 1, 2015, the Company has not received any written notice or other written communication (including in the form of offers or invitations to obtain a license) relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Corporation.

(f) None of the Acquired Corporations is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would require or obligate the Acquired Corporation to grant or offer to any other Person any license or right to any Company IP.

(g) None of the Company IP is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing of any such Company IP by the Acquired Corporations.

(h) No Acquired Corporation is distributing any product under an Open Source License in a manner that would require any material Company IP constituting software to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributed, hosted or otherwise made available at no or minimal charge. “Open Source License” shall mean any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License and the MIT License.

(i) No source code of any material Company IP constituting software has been licensed or made available by any Acquired Corporation to any Person who is not a Company Associate and no Acquired Corporation has any obligation or duty (whether present or contingent) to make any such source code available to any Person;

(j) Each Acquired Corporation maintains commercially reasonable policies and procedures regarding data security, privacy, transfer, and use of personally identifiable information and sensitive business information (collectively, “Sensitive Data”) that support compliance by the Acquired Corporations with all applicable Legal Requirements. The Acquired Corporations and the operation of the Acquired Corporations’ business are in compliance with all such policies and other Legal Requirements pertaining to data privacy and data security of any Sensitive Data, except to the extent that such noncompliance has not and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2015, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the businesses of the Acquired Corporations, (ii) no violations of any security policy of the Acquired Corporations regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation, except, in each case of (ii) through (iv), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(k) Each Acquired Corporation takes reasonable measures to protect the confidentiality of its trade secrets (“Trade Secrets”), including requiring all Persons having access thereto to execute written non-disclosure agreements. To the knowledge of the Company, since January 1, 2015, there has not been any disclosure of or access to any Trade Secret of an Acquired Corporation (including any such information of any other Person disclosed in confidence to the Acquired Corporations) to any Person in a manner that has resulted or is likely to result in the loss of trade secret or other rights in and to such information.

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3.9 Contracts.

(a) Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that do not exceed $200,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the Ordinary Course of Business) in excess of $200,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii) any Company Contract (A) limiting the freedom or right of an Acquired Corporation, in any material respect, to engage in any line of business, to make use of any material Company IP or to compete with any other Person in any location or line of business or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation or exclusivity obligations or restrictions or otherwise purporting to limit the freedom or right of an Acquired Corporation to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person or any arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right;

(iii) any Company Contract (or group of Company Contracts with a specific Person or its Affiliates, other than such groups of Company Contracts for demand response services with commercial, institutional and industrial end-users of energy) that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value (A) in excess of $500,000 in the fiscal year ending December 31, 2017, or in any fiscal year thereafter or (B) in excess of $1,000,000 in the aggregate and which, in each case, cannot be canceled by the Acquired Corporation without penalty or further payment without more than 60 days’ notice (other than payments for services rendered to the date), excluding commercially available off-the-shelf software licenses and SaaS offerings, generally available patent license agreements entered into in the ordinary court of business and non-exclusive outbound licenses entered into in the Ordinary Course of Business;

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(iv) any Company Contract relating to Indebtedness of any Acquired Corporation in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Company Contract constituting a joint venture, partnership, collaboration or limited liability company or similar relationship;

(vi) any Company Contract that requires or permits any Acquired Corporation, or any successor, to, or acquirer of any Acquired Corporation, to make any payment to another Person as a result of a change of control of any Acquired Corporation in connection with the Transactions (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment or that gives rise to, triggers or accelerates the rights or obligations of any Acquired Corporation or another person as a result of a change of control of any Acquired Corporation in connection with the Transactions;

(vii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock or other Equity Interests of the Company or any Acquired Corporation, the pledging of the capital stock or other Equity Interests of the Company or any Acquired Corporation or prohibits the issuance of any guaranty by the Company or any Acquired Corporation;

(viii) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(ix) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or, to the knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than employee offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Equity Awards);

(x) any Company Contract for the purchase, sale, lease or sublease of any material real property, including each Company Lease with annualized rent in excess of $120,000;

(xi) any Company Contract pursuant to which any Acquired Corporation has continuing obligations or interests involving (A) payment by the Company of “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Acquired Corporation, in each case that cannot be terminated by such Acquired Corporation without penalty without more than 60 days’ notice without material payment or penalty (other than Company Contracts for demand response services with commercial, institutional and industrial end-users of energy);

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(xii) any Company Contract (other than Company Contracts that are non-disclosure agreements) that relates to the acquisition or disposition of any business, amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) within the prior five (5) years (A) for, in each case, aggregate consideration of more than $500,000, but excluding any non-exclusive software licenses granted to customers, resellers and original equipment manufacturers in the Ordinary Course of Business or (B) that contains continuing representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations);

(xiii) any Company Contract with any Governmental Body, which made payments to the Acquired Corporations in excess of $150,000 in the most recently completed fiscal year;

(xiv) any Company Contract (other than (x) Company Contracts for services or software with commercial, institutional and industrial end-users of energy and (y) contracts entered into in the Ordinary Course of Business that are not material under any of the other subsections of this Section 3.9(a)) that provides for indemnification or guarantee of the obligations of any other Person in an amount in excess of $150,000;

(xv) any hedging, swap, derivative or similar Company Contract;

(xvi) any Company Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body (A) pursuant to which any Acquired Corporation will be required after the date of this Agreement to pay any monetary obligations or (B) that contains obligations or limitations on the conduct of any Acquired Corporation;

(xvii) any Company Contract with a Material Revenue Generator; and

(xviii) any Company Contract that represents any commitment or agreement to enter into any of the foregoing.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract. Neither the applicable Acquired Corporation nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the applicable Acquired Corporation, nor, to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the applicable Acquired Corporation and, to the knowledge of the Company, the other party to such Material Contract, a valid and binding agreement, and in full force and effect, is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Since January 1, 2015, the Acquired Corporations have not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that have not had, or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. No

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Acquired Corporation has waived in writing any rights under any Material Contract, the waiver of which would have, or would reasonably be expected to have, a Material Adverse Effect. Following the Closing, any continuing obligation or interest of any Acquired Corporation under any Company Contract specified in Section 3.9(a)(xi)(A) is capable of being satisfied solely in cash pursuant to the terms of such Company Contract and no such Company Contract or payment obligation thereunder will require the issuance of any Equity Interests.

3.10 Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether, accrued, absolute, contingent or otherwise) except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto as of March 31, 2017, included in the Company SEC Documents filed and publicly available prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the applicable Acquired Corporation (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or immaterial Contracts entered into in the Ordinary Course of Business, including commercially available off-the-shelf software licenses, generally available patent license agreements and non-exclusive outbound license agreements; (iv) liabilities incurred in the Ordinary Course of Business since March 31, 2017; and (v) liabilities that have not had, and would not reasonably be expected to have, a Material Adverse Effect.

3.11 Compliance with Legal Requirements; Export Controls.

(a) Each Acquired Corporation is, and since January 1, 2015, has been, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had, and would not reasonably be expected to have, a Material Adverse Effect. Since January 1, 2015, through the date of this Agreement, no Acquired Corporation has been given written notice of, or been charged with, any unresolved violation of, any Legal Requirement, except, in each case, for any such violation that would not reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company, nor any of its directors, officers or employees (i) is a Sanctioned Person, (ii) has in the past five years engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company, except pursuant to a license from the United States, or (iii) has in the past five years violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

3.12 Certain Business Practices. Neither the Company, nor any other Acquired Corporation, nor any of their respective directors, officers or employees, or, to the knowledge of the Company, representatives or agents (in each case, acting in the capacity of director, officer, employee or representative of any Acquired Corporation) has directly or indirectly (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or accepted such payment, (iii) violated any provision of any Anti-

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Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect or (iv) been subject to any Legal Proceeding regarding violation of Anti-Corruption Laws. Since January 1, 2015, no Acquired Corporation has received any written communication that alleges any of the foregoing. The Company has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company as required by Anti-Corruption Laws in all material respects. The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws. As of the date of this Agreement, no officer, director or employee of the Company is a government official.

3.13 Governmental Authorizations. The Acquired Corporations hold all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct its business in the manner in which its businesses is currently being conducted. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect and are not, as of the date of this Agreement, subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof. The Acquired Corporations are in compliance, in all material respects, with the terms and requirements of such Governmental Authorizations.

3.14 Tax Matters.

(a) Each of the material Tax Returns required to be filed by the Acquired Corporations with any Governmental Body on or before the Closing Date have been or will be filed on or before the applicable due date (taking into account any extensions of such due date), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes payable by the Acquired Corporations or required to be withheld on or before the Closing Date have been or will be timely paid or withheld on or before the Closing Date, and the Acquired Corporations have made, in accordance with GAAP, adequate provision for all material unpaid Taxes not yet due, as reflected in the Company SEC Documents.

(b) No material deficiency for any Tax has been asserted or assessed by a taxing authority in writing against any Acquired Corporation which deficiency has not been paid, settled or withdrawn or is not being contested in good faith and in accordance with applicable Legal Requirements. There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by any of the Acquired Corporations. There are no material federal, state, local or foreign audits or examinations of any Tax Return of the Acquired Corporations pending, or, to the knowledge of the Acquired Corporations, threatened.

(c) None of the Acquired Corporations is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between or among the Acquired Corporations or (ii) with third parties made in the Ordinary Course of Business, the primary subject matter of which is not Tax). No Acquired Corporation (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any material liability for the Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise by operation of Legal Requirements.

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(d) Within the past two years, no Acquired Corporation has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(e) No Acquired Corporation has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) There are no Encumbrances for Taxes upon the assets of the Acquired Corporations that are not provided for in the Company SEC Documents, other than Permitted Encumbrances.

(g) Since December 31, 2013, no claim has been made in writing by any taxing authority in a jurisdiction where the Company does not file a Tax Return that it is or may be subject to Tax by that jurisdiction.

(h) The Acquired Corporations (i) have made available to Parent true, correct and complete copies of all written agreements with any Governmental Body relating to Tax holidays or Tax incentives, as in effect as of the date hereof, and (ii) are in compliance with all requirements of any such Tax holidays or Tax incentives.

(i) From and after the Effective Time, neither the Company nor any Acquired Corporation will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method occurring on or prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) entered into prior to the Effective Time or (iii) installment sale or open transaction occurring on or prior to the Effective Time.

3.15 Employee Matters; Benefit Plans.

(a) Subject to compliance with applicable Legal Requirements, the employment of each of the Company’s United States employees is terminable by the Company at will.

(b) Except for the collective bargaining agreement with SINDICATO DOS EMPREGADOS DE AGENTES AUTÔNOMOS DO COMÉRCIO E EM EMPRESAS DE ASSESSORAMENTO, PERÍCIAS, INFORMAÇÕES E PESQUISAS E DE EMPRESAS DE SERVIÇOS CONTÁBEIS DE AMERICANA E REGIÃO, which agreement expires on July 31, 2017 (the “CBA”), the Company is not party to, has no duty to bargain for, nor is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization, work council or other employee representative body representing any of its employees and there are no labor organizations, works councils or other employee representative bodies representing, purporting to represent or, to the knowledge of the

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Company, seeking to represent any employees of the Company. There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened in writing to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. There has been no material Legal Proceeding pending or, to the knowledge of the Company, threatened in writing relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, employee health and safety, retaliation, immigration, classification or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. The Company has complied in all material respects with the CBA and with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws and the classification of independent contractors), immigration, discrimination, and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements.

(c) To the knowledge of the Company, no Company Associate is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any of the Acquired Corporations; or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any of the Acquired Corporations or (B) to the knowledge or use of trade secrets or proprietary information. To the knowledge of the Company, no employee of the Company whose annual aggregate total compensation inclusive of commissions and any bonuses is above $150,000 per annum intends to terminate his or her employment within the 12 month period following execution of this Agreement.

(d) Part 3.15(d) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans and separately identifies each material Employee Plan that is maintained primarily for the benefit of individuals outside the United States (each, a “Foreign Employee Plan”). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of the following, as relevant: (i) all material plan documents and all material amendments thereto, and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter; (iii) the most recent annual actuarial valuation and the most recent Form 5500; (iv) the most recent summary plan descriptions and any material modifications thereto; and (v) the most recent nondiscrimination tests required to be performed under the Code.

(e) During the preceding 6 years neither an Acquired Corporation nor any other entity that would be deemed a single employer with an Acquired Corporation pursuant to Section 4001(b) of ERISA has maintained, contributed to, or been required to contribute to a

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plan subject to Section 302 or Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(f) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and to the knowledge of the Company, no events have occurred that could cause the revocation of such letter. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. There are no pending, or to the knowledge of the Company, threatened claims in respect of any Employee Plan (other than routine claims for benefits).

(g) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired Corporation nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of an Acquired Corporation pursuant to any retiree medical benefit plan or other retiree welfare plan.

(h) All Foreign Employee Plans comply in all material respects with applicable Legal Requirements. All Foreign Employee Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions and as applicable in accordance with normal accounting practices. Except as would not reasonably be expected to result in material liability to the Company, the fair market value of the assets of each funded Foreign Employee Plan, the liability of each insurer for any Foreign Employee Plan funded through insurance or the book reserve established for any Foreign Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions most recently used to determine the liabilities of such Foreign Employee Plan for financial accounting purposes, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such accrued benefit obligations.

(i) The consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former Company Associate to severance pay, unemployment compensation or any other cash payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such Company Associate, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) result in any payment or benefit that will fail to be deductible for federal income tax purposes by reason of Section 280G of the Code.

(j) To the extent applicable, each Employee Plan complies in form with, and has been operated in a manner that will not give rise to any tax under, Section 409A of the Code.

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3.16 Environmental Matters. Except for those matters that would not reasonably be expected to result in any material liability of an Acquired Corporation: (a) the Acquired Corporations are, and since January 1, 2012, have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining and renewing, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business, (b) as of the date hereof, there is no investigation, suit, claim, action, or Legal Proceeding relating to or arising under any Environmental Law or with respect to Hazardous Materials that is pending or, to the knowledge of the Company, threatened against an Acquired Corporation or any Leased Real Property, (c) as of the date hereof, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities, obligations or requirements on the part of the respective Acquired Corporations relating to or arising under Environmental Laws, (d) (1) no Person has been exposed to any Hazardous Materials at a property or facility of an Acquired Corporation at levels in excess of applicable permissible exposure levels; and (2) there are no activities, circumstances, conditions, or events, including the presence or Release of any Hazardous Material on, at, under or from any property or facility, including the Leased Real Property, that would reasonably be expected to result in any Legal Proceeding against or liability of an Acquired Corporation under any Environmental Law, and (e) no Acquired Corporation has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.17 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all insurance policies and all self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Except as would not reasonably be expected to be materially adverse to the Acquired Corporation, all such insurance policies are in full force and effect (except for any expiration thereof in accordance with its terms), no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development and all premiums thereon have, in all material respects, been timely paid or, if not yet due, accrued to the extent required in accordance with GAAP. There is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.18 Legal Proceedings; Orders.

(a) There is no material Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against an Acquired Corporation or to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such.

(b) There are no material orders, writs, injunctions or judgments to which an Acquired Corporation is subject.

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(c) To the Company’s knowledge no material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened.

(d) There are no internal investigations or internal inquiries that, since January 1, 2015, have been conducted by or at the direction of the Company Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues.

3.19 Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. Prior to the date of this Agreement, the Company Board (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair and advisable to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved that the Agreement shall be subject to Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of the Company tender their shares to Parent or Purchaser, as applicable, pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders, which resolutions, subject to Section 6.1, have not been subsequently amended, withdrawn or modified as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.20 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company Board has taken and shall take all actions necessary so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and shall be, to the extent such restrictions can be rendered inapplicable by action of the Company Board under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreements and to the consummation of the Offer, the Merger and the other Transactions.

3.21 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock or other Equity Interests will be required in order to adopt this Agreement and the Merger.

3.22 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Schedule 6.2(c), and the rules and regulations of the SEC and Nasdaq Stock Market, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of or conflict with any of the provisions of the

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certificate of incorporation or bylaws (or similar organizational documents) of any Acquired Corporation; (b) cause a violation by any Acquired Corporation of any Legal Requirement or order, writ, injunction or decree applicable to any Acquired Corporation, or to which any Acquired Corporation is subject; (c) conflict with, result in breach of, or constitute a default under, any Material Contract; or (d) result in any Encumbrance (other than a Permitted Encumbrance) of any of the property or assets of the Acquired Corporations, except in the case of clauses (b), (c) and (d), as have not had, and would not reasonably be expected to have, a Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Schedule 6.2(c) and the rules and regulations of the SEC and Nasdaq Stock Market, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger or other Transaction, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive would not have, and would not reasonably be expected to have, a Material Adverse Effect.

3.23 Fairness Opinions. The Company Board has received the written opinion of Morgan Stanley & Co., as financial advisor to the Company, dated on or prior to the date of this Agreement, to the effect that, as of the date hereof and subject to the limitations, qualifications, assumptions and conditions set forth therein, the $7.67 per share in cash to be paid to the holders of Company Common Stock (other than Parent, Purchaser or any of their respective Affiliates) in connection with the Offer and the Merger is fair from a financial point of view to such holders and such opinion has not been withdrawn or modified. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser. The Company shall deliver or make available to Parent solely for informational purposes a copy of the signed opinion as soon as practicable following the date of this Agreement.

3.24 Financial Advisor. Except for Morgan Stanley & Co. and Greentech Capital Advisors Securities, LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Affiliates or any of their Representatives for which the Company, Parent, Purchaser or their Affiliates may have any liability or obligation. The Company has provided to Parent a true and correct copy of all Contracts entitling any person to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Affiliates or any of their Representatives, together with all amendments, waivers or changes thereto.

3.25 Related Party Transactions. No executive officer or director of any Acquired Corporation or any Person owning 5% or more of the shares of Company Common Stock (or, to the knowledge of the Company, any of such person’s immediate family members or Affiliates or associates) is a party to any Company Contract or has any interest in any property owned by any Acquired Corporation or has engaged in any transaction with any of the foregoing within the last 12 months.

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SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where any such failure would not reasonably be expected to have a Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto, as in effect on the date hereof.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser have all requisite corporate power and authority, and have taken all corporate action necessary, to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, HSR Act, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Schedule 6.2(c) and the accuracy of the representations and warranties of the Company in Section 3.22, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of or conflict with any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Legal Requirement or order, writ, injunction or decree applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract,

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except, in the case of clauses “(b)” and “(c)” as would not reasonably be expected to have a Parent Material Adverse Effect. Assuming the accuracy of the representations and warranties of the Company in Section 3.22, except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws in those jurisdictions identified in Schedule 6.2(c), neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6 Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served against Parent or Purchaser, except as would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.7 Funds; Solvency. Parent, either directly or through Guarantor and Affiliates, has available cash resources in an amount sufficient to consummate the Transactions. After giving effect to the Transactions, including the payment of the aggregate Offer Price and Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately following the consummation of the Transactions.

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4.8 Ownership of Company Common Stock. Neither Parent nor any of Parent’s controlled Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement, including the Company Disclosure Schedule. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Acquired Corporations and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

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4.11 Other Agreements or Understandings. As of the date of this Agreement, Parent has disclosed to the Company all Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (a) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the date hereof that relate in any way to the Company or any other Acquired Corporation or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or Merger Consideration or pursuant to which any stockholder of the Company agrees to tender such stockholder’s shares in the Offer or agrees to vote against or not otherwise support any Superior Offer.

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Corporations shall, and shall cause the respective Representatives of such Acquired Corporation to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, Leased Real Property, officers, employees, agents, offices and other properties, and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the applicable Acquired Corporation. Nothing herein shall require the Company to disclose any information, that in the reasonable good faith judgement of the Company would (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement, fiduciary duty or Contract entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party, so long as the Company has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Legal Requirement, agreement or duty); or (iii) unreasonably disrupt the operations of the Acquired Corporations; provided, further, that information described in the foregoing clause (i), shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company determines doing so may be reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed

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pursuant to this Section 5.1 to Parent and its Representatives, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated March 7, 2017, between the Company and Guarantor (the “Confidentiality Agreement”). All requests for information made pursuant to this Section 5.1 shall be directed to the executive officer or other Person designated by the Company. No investigation shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent or Purchaser pursuant to this Agreement.

5.2 Operation of the Acquired Corporations’ Business.

(a) During the Pre-Closing Period: (i) except (1) as required by this Agreement or as required by applicable Legal Requirements, (2) with the written consent of Parent (unless the Company reasonably believes that obtaining such consent would violate any Antitrust Law) or (3) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall, and shall cause each Acquired Corporation to, conduct its business and operations in the Ordinary Course of Business and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving the any Acquired Corporation that relates to the consummation of the Transactions. The Company shall, acting in the Ordinary Course of Business, use commercially reasonable efforts to preserve intact the Acquired Corporations’ current business organization, including keeping available the services of current officers and key employees, use commercially reasonable efforts to maintain their respective relations and good will with all Governmental Bodies, material suppliers, material customers, and other material business relations, and use commercially reasonable efforts to operate the business consistent with the Company’s publicly announced cash preservation strategy; provided, however, that the Acquired Corporations shall be under no obligation to, and shall not without the prior written approval of Parent, put in place any new severance or retention programs or similar arrangements or include additional personnel in existing severance or retention programs or similar arrangements.

(b) During the Pre-Closing Period, except (1) as required by this Agreement or as required by applicable Legal Requirements, (2) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (unless the Company reasonably believes that obtaining such consent would violate any Antitrust Law) or (3) as set forth in Part 5.2 of the Company Disclosure Schedule, the Acquired Corporations shall not:

(i) (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or other Equity Interests, except for dividends or other distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, or other Equity Interests, other than: (A) repurchases or reacquisitions of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s

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employment or engagement by the Company; (B) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Acquired Corporation; or (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Stock Awards, or (3) enter into any Contract with respect to the voting or registration of its capital stock or other Equity Interests;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or any Equity Interest;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Corporation of (A) any capital stock, Equity Interest or other security of any Acquired Corporation (except upon the conversion of the Company Convertible Notes), (B) any option, call, warrant, restricted securities or right to acquire any capital stock, Equity Interest or other security of any Acquired Corporation voting security or convertible securities, or any “phantom” stock or “phantom” stock rights, stock appreciation rights or stock based performance units or (C) any instrument convertible into or exchangeable for any capital stock, Equity Interest or other security of the Acquired Corporation (except that the Company may issue Shares as required to be issued upon the settlement of RSUs outstanding on the date of this Agreement, or upon the exercise of Company Options or, the vesting of Company Stock Awards outstanding as of the date of this Agreement);

(iv) establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits, except that the Acquired Corporations: (A) may change the title of its employees; provided such changes in title do not involve increases in the applicable employee’s compensation; (B) may amend any Employee Plans to the extent required by the terms and conditions of such Employee Plans; and (C) may make annual or quarterly bonus or commission payments, including 2017 bonus or commission payments and payments to executive officers based on any Employee Plan in place as of the date hereof and otherwise in the Ordinary Course of Business;

(v) enter into any Company Employee Agreement, terminate any employee other than for cause, or hire any employee with an annual base salary in excess of $150,000;

(vi) amend its certificate of incorporation or bylaws or other charter or organizational documents;

(vii) form any Subsidiary, acquire any equity interest in any other Entity (other than securities in a publicly traded company held for investment by the Acquired

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Corporations and consisting of less than 1% of the outstanding capital stock or other Equity Interests of such Entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) make or authorize any Non-Meter Capital Expenditure(s) that exceeds $1,500,000 in the aggregate during any fiscal quarter.

(ix) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property, except, in the case of any of the foregoing, (A) entering into non-exclusive license agreements in the Ordinary Course of Business, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations and (C) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement;

(x) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the Ordinary Course of Business, intercompany loans to Subsidiaries, advances to employees and consultants for travel and other business related expenses in the Ordinary Course of Business);

(xi) amend, terminate, modify, waive any material rights under, replace or release, settle or compromise any material claim, liability or obligation under any Specified Material Contract or enter into any Contract that if entered into prior to the date hereof would have been a Specified Material Contract;

(xii) make or change any material Tax election, change any method of Tax accounting, settle or compromise any material Tax liability or refund, amend any Tax Return or agree to do any of the foregoing;

(xiii) commence any Legal Proceeding, except with respect to: (A) Legal Proceedings with respect to routine matters in the Ordinary Course of Business involving claims of not more than $250,000 in the aggregate; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiv) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions and: (A) that results solely in a

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monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $250,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided, that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 6.6;

(xv) enter into any collective bargaining agreement or other agreement with, or recognize, any labor organization, works council or other employee representative body (except to the extent required by applicable Legal Requirements);

(xvi) adopt or implement any stockholder rights plan or similar arrangement;

(xvii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations;

(xviii) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Legal Requirements;

(xix) terminate any insurance policies currently in force and maintained by any Acquired Corporation or its Affiliates or lower the coverages and limits as are in effect as of the date of this Agreement;

(xx) make or authorize any Operational Expenditure (except that the Acquired Corporations may make any Operational Expenditure that: (A) is provided for in the Company’s operational expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which Operational Expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other Operational Expenditures made on behalf of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s operational expense budget either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $250,000 individually and $1,000,000 in the aggregate during any fiscal quarter); or

(xxi) authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xix)” of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time, and nothing contained in this Agreement is intended to give the Acquired Corporations, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

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5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (i) contains provisions (other than the standstill provisions) that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Agreement or otherwise prohibit the Company from complying with its obligations under this Agreement.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period, the Acquired Corporations shall not, and shall direct their Representatives not to, directly or indirectly: (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing information or granting a waiver under Section 203 of the DGCL or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) except where the Company Board has determined in good faith after consultation with outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Company Board, release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any standstill or similar agreement to which any of the Acquired Corporations is a party; and (iii) resolve or agree to do any of the foregoing. The Company shall as soon as reasonably practicable (and in any event within four business days following the date hereof) deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, within the last twelve months, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Acquired Corporations and all material incorporating such information created by such Person.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receives a written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof solely to determine whether such

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Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and inform such Person or group of Persons of the terms of this Section 5.3 and (ii) if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that (A) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and (B) that the failure to take any of the following actions would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any information concerning the Acquired Corporations that is provided or made available to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(d) Following the date of this Agreement, the Company shall (i) promptly (and in any event within 36 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by any Acquired Corporation or any of their Representatives, including the identity of the Person or group of Persons making such Acquisition Proposal, (ii) provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions of any Acquisition Proposal, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 36 hours of such material development, discussion or negotiation) and (iv) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that the Company determines is required by applicable Legal Requirements after consultation with outside counsel or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure or position described in clause (i) or (ii) shall be deemed to be a Company Adverse Change Recommendation subject to the terms and conditions of this Agreement, unless the Company Board reaffirms the Company Board Recommendation in such disclosure or in connection with such action.

(f) The Company agrees that in the event that any Acquired Corporation or any Representative of any Acquired Corporation takes any action that, if taken by the Acquired Corporation, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

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SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation: Superior Proposal; Change in Circumstance.

(a) The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall: (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”); (ii) fail to publicly reaffirm its recommendation of this Agreement within five business days after Parent so requests in writing, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every 30 days unless such request arises due to the occurrence of an event described in Section 5.3(e); or (iii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, or enter into any other Contract or agreement in principle requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting, for the first time, for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i) if the Company has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.3) from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation or (y) the Company may terminate this Agreement pursuant to Section 8.1(f) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) at least four business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination); and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(d), (2) the Company shall have given Parent the four business days

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after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and the Company shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four business days shall be deemed to be three business days; and

(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably be expected to constitute a breach of fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four business days shall be deemed to be three business days.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as

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reasonably practicable, and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) Subject to the last sentence of this Section 6.2(b), the Parties agree to use reasonable best efforts, and cause their Affiliates to use their reasonable best efforts, to promptly take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the FTC or DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date; provided that the Company, the Parent or any of their respective Subsidiaries shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company, the Parent or any of their respective Subsidiaries only in the event the Closing occurs. Subject to the last sentence of this Section 6.2(b), the Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date. Notwithstanding the foregoing, nothing in this Agreement shall be construed as requiring Parent, Purchaser or their Affiliates (including, for this purpose, the Acquired Corporations in respect of any post-Closing periods) to submit to or accept any Burdensome Condition or commence or threaten to commence any claim, action or proceeding.

(c) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than 10 business days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; (ii) promptly, but in no event later than 10 business days after the date hereof, make all other filings, notifications or other consents as may be required to be made or obtained by such Party under foreign Antitrust Laws in those jurisdictions identified in Schedule 6.2(c), which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period or consent or approval is a condition to Closing; and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

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(d) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) upon request, promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than Item “4(c)” and “4(d)” “documents” as those terms are used in the rules and regulations under the HSR Act), (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or substantive communication to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, Parent shall, on behalf of the Parties, control and make the final determination as to the appropriate strategy relating to any filing or submission which is necessary under the HSR Act, including with respect to any filings, notifications, submissions and communications with or to any Governmental Body. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the transactions contemplated by this Agreement. Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, or other applicable Antitrust Laws, without the prior written consent of the other.

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(e) Parent agrees that it shall not, and shall cause its controlled Affiliates not to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any material delay in the expiration or termination of any applicable waiting period or impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable Legal Requirements, (ii) materially increase the risk of any Governmental Body entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would materially delay, materially restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other transactions contemplated by this Agreement or (iii) otherwise intentionally and materially delay or intentionally impede the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

(f) The Company shall give (or shall cause its respective Subsidiaries to give) any notices to third parties, and shall use commercially reasonable efforts to obtain the third party consents, approvals or waivers identified on Schedule 6.2(f) (the “Specified Consents”) and the Company and the Purchaser shall coordinate and cooperate in seeking any such Specified Consents.

(g) Prior to the Offer Acceptance Time, the Company shall use commercially reasonable efforts to either (i) obtain all required approvals from the Federal Energy Regulatory Commission (“FERC”) with respect to the Transactions or (ii) terminate the need for any such approvals by the Federal Energy Regulatory Commission with respect to the Transactions, including, for the avoidance of doubt, commercially reasonable efforts to obtain orders of the FERC accepting for filing, with an effective date prior to the Offer Acceptance Time, each of the Company’s applicable Affiliates’ requests for cancellation of its respective market-based rate tariff.

6.3 Company Options; RSUs; Restricted Shares. Prior to the Offer Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be reasonably necessary (under the Company Equity Plans and award agreements pursuant to which Company Stock Awards are outstanding or otherwise) to (i) accelerate the vesting and exercisability (as applicable) of each unexercised Company Option, RSUs and Restricted Shares then outstanding so that each such Company Option, RSUs and Restricted Shares shall be fully vested and exercisable (as applicable) effective as of immediately prior to, and contingent upon, the Offer Acceptance Time or the Effective Time (as applicable) in accordance with Section 2.8(a), 2.8(b), 2.8(c) and 2.8(e), (ii) terminate each Company Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time and (iii) following the vesting acceleration described in (i) above, cause, as of the Effective Time, each unexpired

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and unexercised Company Option and each unexpired RSU then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be canceled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.

6.4 Employee Benefits.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor all employment agreements to which they are party and all other Employee Plans, in each case in accordance with their terms as in effect immediately before the Effective Time, except as otherwise specifically provided herein.

(b) For a period of at least one year following the Effective Time, Parent shall provide to, or cause to be provided to, each employee of the Company who is employed by the Company as of immediately prior to the Effective Time (each, a “Continuing Employee”) severance benefits, in the case of a Continuing Employee who was employed by the Company on April 30, 2017, no less favorable than the severance benefits available to the Continuing Employee on April 30, 2017, or in respect of any Continuing Employee hired after April 30, 2017, as in effect immediately prior to the execution of this Agreement (exclusive in either event of any alternative or additional severance available under a bilateral employment agreement, which shall be subject to Section 6.4(a)).

(c) With respect to each Parent employee benefit plan or arrangement in which a Continuing Employee may participate after the Effective Time, Parent shall provide to, or cause to be provided to, each Continuing Employee service credit for purposes of eligibility to participate, vesting and, for purposes of vacation and severance benefits only, benefit accrual purposes in respect of service with the Company (and its Subsidiaries and predecessors) prior to the Closing Date to the extent such service was credited for such purpose under an Employee Plan immediately before the Closing Date, provided, that the foregoing shall not result in the duplication of benefits.

(d) Parent shall cause the Surviving Corporation, or its Subsidiaries, as applicable, to continue to honor any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(e) To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar Employee Plan in which such Continuing Employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances

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(including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under a corresponding Employee Plan.

(f) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors and officers of any Acquired Corporation as of the date of this Agreement or have been directors and officers of any Acquired Corporation in the past (collectively, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws (or applicable governing documents) of the applicable Acquired Corporation (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Acquired Corporation and said Indemnified Persons (as set forth on Part 6.5(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six-year period shall continue to be subject to this Section 6.5(a) and the rights provided under this Section 6.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) shall, to the extent described in Section 6.5(a), (i) indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein and (ii) advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and

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expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain, and the Parent shall cause the Surviving Corporation to maintain, in effect, a policy of directors’ and officers’ liability insurance that is substantially equivalent to the existing policy maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy; provided, however, that at or prior to the Effective Time, Parent or the Company may (through a nationally recognized insurance broker approved by Parent, such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(c); provided, further, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of two hundred fifty percent (250%) of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, (or in the case of the Surviving Corporation, at Parent’s option, Parent) shall assume the obligations set forth in this Section 6.5.

(e) The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Securityholder Litigation. The Company shall promptly notify Parent of any litigation against the Company and/or its directors or officers relating to the Transactions, and shall keep Parent reasonably and promptly informed with respect to the status thereof. The

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Company shall give Parent (a) the right to review and comment on all material filings or responses to be made by the Company in connection with such litigation and (b) the right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.7 Additional Agreements. Without limitation or contravention of the provisions of Section 5.3, Section 6.1 and Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions, (ii) use reasonable best efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions and (iii) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.8 Disclosure. The initial press releases relating to this Agreement shall be issued independently by each of the Company and Parent. Parent and the Company shall consult with each other before issuing such initial press releases and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such

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actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b) The Company shall give prompt notice to Parent (and shall subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent shall give prompt notice to the Company (and shall subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 not being able to be satisfied prior to the End Date.

6.10 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Stock Awards and Company Convertible Notes in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or that are entered into after the date of this Agreement and prior to the Offer Acceptance Time and in any event pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.

6.12 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

6.13 Other Agreements and Understandings. Without the prior written consent of the Company Board, neither Parent nor Purchaser (or any other Affiliate of Parent) shall enter into any Contract or other agreement, arrangement or understanding (whether oral or written) or commitment to enter into an agreement, arrangement or understanding (whether oral or written) (a) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different

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amount or nature than the Offer Price or Merger Consideration or pursuant to which any stockholder of the Company agrees to tender such stockholder’s shares in the Offer or agrees to vote against or not otherwise support any Superior Offer.

6.14 Stock Exchange De-listing. The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of the NASDAQ Stock Market to cause the delisting of the Company and of the Company Common Stock from the NASDAQ Stock Market as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

6.15 Treatment of Convertible Notes. Prior to the Effective Time, the Company shall take all such actions as may be required in accordance with, and subject to, the terms of the Company Indenture or under applicable law, including the giving of any notices that may be required in connection with the Merger and any repurchases or conversions of the Company Convertible Notes occurring as a result of or in connection with the Merger and shall cooperate with the Purchaser in the preparation of any Schedule TO statements in connection with any repurchase offer for the Company Convertible Notes made after the Closing, whether required pursuant to the terms of the Company Indenture or otherwise requested by Parent or Purchaser. Prior to the Effective Time, the Company shall, to the extent reasonably requested by Parent or Purchaser in connection with the Merger and the consummation thereof, undertake the preparation of, and shall execute and deliver, any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the Merger and the consummation thereof pursuant to the Company Indenture or under any applicable law. The Company shall provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with any Company Indentures prior to the dispatch or making thereof, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent or its counsel with respect thereto prior to the dispatch or making thereof. In addition, the Company shall promptly notify the Parent following the occurrence of any event that would require an adjustment to the conversion rate under the Company Indenture (including any adjustment that would require a change to such conversion rate of less than 1%).

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have complied in all material respects with its obligations under Section 6.2 of this Agreement to have any such order lifted.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

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SECTION 8.	TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, if the Offer (as it may have been extended pursuant to this Agreement) shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the acceptance for payment of Shares pursuant to the Offer;

(c) by either Parent or the Company, if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement in breach of Section 6.1(a); (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer; (iv) the Company Board or a committee thereof approves, recommends or declares advisable, or allows any Acquired Corporation to execute or enter into, an agreement with respect to an Acquisition Proposal; or (v) the Company shall have breached in any material respect any of its obligations under Section 5.3; provided that any such termination must occur within 10 business days after Parent obtains knowledge of such applicable event set forth in (i) through (v) of this subclause (d);

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(e) by either Parent or the Company, if the Offer Acceptance Time shall not have occurred on or prior 5 p.m. Eastern Time on October 4, 2017 (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Offer Acceptance Time to occur prior to the End Date is due to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;

(f) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”); provided that the Company has complied in all material respects with the requirements of Section 5.3 and Section 6.1(b)(i) and concurrently enters into the Specified Agreement and pays the Termination Fee as provided in Section 8.3;

(g) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within 30 days of the date Parent gives the Company notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within 30 days of the date the Company gives Parent notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(i) by the Company, if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) or if Purchaser shall have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) in accordance with the terms of this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(i) if the failure of Purchaser to commence or consummate the Offer in accordance with the terms of this Agreement is due to a failure on the part of the Company to perform any covenant or obligation under this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties,

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specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) subject to Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (x) this Agreement is terminated pursuant to Section 8.1(b) or Section 8.1(e), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Company Board after the date hereof and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to any such Acquisition Proposal, recommended any Acquisition Proposal to its stockholders, or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(b)(ii), within two business days after such termination or (z) in the case of Section 8.3(b)(iii), concurrently with the applicable event referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $8,750,000 (which shall include any amounts paid to Parent or its designee as Parent Expenses under Section 8.3(c)). In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the Termination Fee shall be deemed to be

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liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of Parent or Purchaser under Section 9.5(b) or with respect to common law fraud or willful and material breach of this Agreement by the Company prior to the date of termination.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(b) or Section 8.1(e), in any such case, due to the failure of the condition set forth in clause “(a)” of Annex I, then the Company shall, promptly and no later than two Business Days after the date of such termination, pay, or cause to be paid, to Parent or its designee, the Parent Expenses for which Parent has not theretofore been reimbursed by the Company.

(d) Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(c) and Section 8.3(e) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing in this Section 8.3(d) shall limit the rights of Parent or Purchaser under Section 9.5(b) or relieve the Company or any Company Related Party from any liability for common law fraud or willful and material breach of this Agreement prior to the date of termination.

(e) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9.	MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, subject to Section 6.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

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9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements, exhibits, annexes and schedules (including the Company Disclosure Schedule) referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise prior to the valid termination of this Agreement in accordance with Section 8.1, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3: (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with this Section 9.5 and concurrently pursue the payment of any damages under Section 8.2, under no circumstances shall the Company be permitted or entitled to receive both (A) a grant of specific performance

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that results in a Closing (and the payment of any fees, costs and expenses (including legal fees) incurred by or on behalf of any of the Acquired Corporations or Affiliates in connection with the Company’s pursuit of such grant of specific performance, which Parent or Purchaser shall pay or cause to be paid to the Company if the Company is actually granted specific performance in accordance with this Section 9.5(b)) and (B) damages under Section 8.2.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Offer Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement and (B) the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (ii) the provisions set forth in Section 6.5 of this Agreement; and (iii) the limitations on liability of the Company Related Parties set forth in Section 8.3(d).

9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Purchaser (or following the Effective Time, the Company):

Enel Green Power North America, Inc.

Attn:	Megan Beauregard

100 Brickstone Square, Ste 300

Andover, MA 01810

Email:	generalcounsel@enel.com

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with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:	Lance T. Brasher

Pankaj K. Sinha

1440 New York Avenue, N.W.

Washington, DC 20005

Email:	lance.brasher@skadden.com

pankaj.sinha@skadden.com

if to Guarantor:

Enel S.p.A.

Attn:	Head of Legal Affairs

Viale Regina Margherita, 137

Roma, Italia

with a copy to (which shall not constitute notice):

Enel Green Power North America, Inc.

Attn:	Megan Beauregard

100 Brickstone Square, Ste 300

Andover, MA 01810

Email:	generalcounsel@enel.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:	Lance T. Brasher

Pankaj K. Sinha

1440 New York Avenue, N.W.

Washington, DC 20005

Email:	Lance.Brasher@skadden.com

Pankaj.Sinha@skadden.com

59.

if to the Company (prior to the Effective Time):

EnerNOC, Inc.

Attn:	Michael Berdik

One Marina Park Drive, Suite 400

Boston, MA 02210

Email:	mberdik@enernoc.com

with a copy to (which shall not constitute notice):

Cooley LLP

Attn:	Miguel J. Vega

Barbara L. Borden

500 Boylston Street

Boston, MA 02116

Email:	mvega@cooley.com

bborden@cooley.com

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent, as applicable, shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.11 Guarantee. Subject to the terms and conditions of this Agreement, Guarantor absolutely and irrevocably guarantees to the Company, as the primary obligor and not merely as surety, the due and punctual payment of the obligations of Parent and Purchaser (and the full and timely performance thereof) pursuant to this Agreement (the “Obligations”); provided, however, that in no event shall Guarantor’s liability under this Section 9.11 exceed $270,000,000. If Parent or Purchaser fails to pay the Obligations when due, then all of the Guarantor’s liabilities

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to the Company hereunder in respect of such Obligations shall, at the Company’s option, become immediately due and payable and the Company may at any time and from time to time take any and all actions available hereunder or under applicable law to enforce and collect the Obligations from the Guarantor. In furtherance of the foregoing, Guarantor acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations, regardless of whether any action is brought against Parent. To the fullest extent permitted by law, the Guarantor hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any law, promptness, diligence, notice of the acceptance of this guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligation incurred and all other notices of any kind. Notwithstanding anything to the contrary herein, Guarantor reserves the right to assert any and all defenses which Parent or Purchaser may have to payment of the Obligations. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

9.12 Transfer Taxes. Except as expressly provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent and Purchaser when due.

9.13 Code of Ethics. The Parent (a) relies on the principles outlined in its Code of Ethics when conducting business and management of internal relations (which can be found at www.enel.com (Enel Code of Ethics)) and (b) has adopted an Organizational and Management Model in accordance – in Italy – with Article 6 of Legislative Decree No. 231 of 2001 and – in the USA – with the United States Foreign Corrupt Practices Act of 1977 and following amendments (FCPA). The foregoing does not affect the rights and obligations of the parties under this Agreement.

9.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Any statement in the Agreement to the effect that any information, document or other material has been “made available” shall mean that such information, document or material was made available by the Company for review by Parent or Parent’s

61.

representatives at least two (2) business days prior to the execution of the Agreement in the virtual data room maintained by the Company in connection with the Transactions or is available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(f) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ENERNOC, INC.

By:	/s/ Timothy Healy
Name:	Timothy Healy
Title:	Chief Executive Officer

ENEL GREEN POWER NORTH AMERICA, INC.

By:	/s/ Michael Storch
Name:	Michael Storch
Title:	Executive Vice President

PINE MERGER SUB, INC.

By:	/s/ Michael Storch
Name:	Michael Storch
Title:	Executive Vice President

ENEL S.P.A. SOLELY FOR THE PURPOSES OF SECTION 9.11

By:	/s/ Michael Storch
Name:	Michael Storch
Title:	Attorney in Fact

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to an existing proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company or any other Acquired Corporation equal to 15% or more of the Acquired Corporations’ assets or to which 15% or more of the Acquired Corporations’ revenues or earnings are attributable (including Equity Interests of a Subsidiary of the Company), (B) issuance or acquisition, in any manner, directly or indirectly, of 15% or more of the outstanding Shares of the Company or other Equity Interests in the Acquired Corporations, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares of the Company or any other Equity Interests of the Acquired Corporations, (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing (in each case, other than the Offer and the Merger).

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable laws and regulations (including non-U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect

A-1.

competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

Balance Sheet. “Balance Sheet” is defined in Section 3.6 of the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

Burdensome Condition. “Burdensome Condition” shall mean any obligation, restriction, requirement, limitation, qualification, condition or other action imposed by any Governmental Body on its grant of any consent, authorization, order, approval or exemption that a Party seeks to obtain in connection with the transactions contemplated by this Agreement that would (a) individually or in the aggregate with all other such obligations, restrictions, requirements, limitations, qualifications, conditions or other actions, reasonably be expected to be adverse to any of the business operations of Parent, Purchaser or their Affiliates (including, for this purpose, the Acquired Corporations in respect of any post-Closing periods) in any material respect or would prohibit or limit the ownership or ordinary course operation of any portion of its or their respective businesses, (b) result in a material impairment of the aggregate economic benefits, taken as a whole, that, as of the date hereof, Parent, Purchaser or their Affiliates (including, for this purpose, the Acquired Corporations in respect of any post-Closing periods) reasonably expect to obtain or derive from the transaction contemplated by this Agreement, or (c) require Parent, Purchaser or their Affiliates (including, for this purpose, the Acquired Corporations in respect of any post-Closing periods) to pay any material fees or other amounts or agree to undertake any actions, terms, commitments or restrictions that (i) are adverse to any of their business operations in any material respect, (ii) would prohibit or limit the ownership or ordinary course operation of any portion of its or their respective businesses, or (iii) would compel any such party to dispose of or hold separate any material portion of its or their respective businesses.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

CBA. “CBA” is defined in Section 3.15(b) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that (a) was not known or reasonably foreseeable (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable) by the Company Board as of the date of this Agreement, (b) becomes known to or reasonably foreseeable by the Company Board prior to the of the Offer Acceptance Time and (c) does not relate to (i) any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or

A-2.

circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) clearance of the Merger under the Antitrust Laws, (iv) any fluctuation in the market price or trading volume of the Shares, (it being understood that the effects giving rise or contributing to such fluctuations that are not otherwise excluded from the definition of a “Change in Circumstance” may be taken into account), (v) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof (it being understood that the underlying reasons for such events may constitute such material event, development or change in circumstances) or (vi) any changes in the industry in which the Acquired Corporations operate or in the economy generally.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(vi) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board. “Company Board” is defined in Recital C of the Agreement.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which an Acquired Corporation is a party or by which it is bound or by which its assets or properties are bound.

Company Convertible Notes. “Company Convertible Notes” shall mean the 2.25% Convertible Senior Notes due 2019 previously issued pursuant to the Company Indenture.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

A-3.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company ESPP. “Company ESPP” shall mean the Company’s 2016 Employee Stock Purchase Plan.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Award. “Company Equity Award” shall mean Company Stock Awards and any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

Company Equity Plans. “Company Equity Plans” shall mean the Amended and Restated 2003 Stock Option and Incentive Plan, the Amended and Restated 2007 Employee, Director and Consultant Stock Plan, the 2014 Long-Term Incentive Plan, the Company ESPP and the World Energy Solutions, Inc. 2006 Stock Incentive Plan.

Company Indenture. “Company Indenture” shall mean the Indenture, dated as of August 18, 2014, by and between the Company and Wells Fargo Bank, National Association, as trustee.

Company IP. “Company IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by an Acquired Corporation.

Company Lease. “Company Lease” shall mean any Company Contract pursuant to which any Acquired Corporation leases or subleases Leased Real Property from another Person.

Company Options. “Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(d) of the Agreement.

A-4.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Stock Awards. “Company Stock Awards” shall mean all Company Options, RSUs and Restricted Shares.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Employee. “Continuing Employee” is defined in Section 6.4(b) of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, purchase orders entered into in the Ordinary Course of Business).

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by an Acquired Corporation for the benefit of any current or former employee or director of an Acquired Corporation or with respect to which any Acquired Corporation has any liability.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other

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asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(e) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or natural resources, or to the protection of human health and safety, including any Legal Requirement relating to: (a) Releases or threatened Releases of Hazardous Materials; (b) the generation, manufacture, processing, distribution, use, treatment, containment, storage, disposal, transport or handling of Hazardous Materials; or (c) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

Equity Interest. “Equity Interest” shall mean any share (restricted or other), capital stock, partnership, limited liability company, member or similar equity or voting interest in any Person, and any option, warrant, right, subscriptions, calls, right of first refusals, preemptive rights or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity or voting interest.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FERC. “FERC” is defined in Section 6.2(g) of the Agreement.

Foreign Employee Plan. “Foreign Employee Plan” is defined in Section 3.15(d) of the Agreement.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

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Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

Guarantor. “Guarantor” is defined in the preamble to the Agreement.

Hazardous Materials. “Hazardous Materials” shall mean any waste, chemical, material, or substance (or combination thereof) that is listed, designated, classified, regulated or defined under any Legal Requirement relating to pollution, waste, the environment, or the protection of human health and safety as hazardous, toxic, a pollutant, a contaminant, dangerous, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In-bound License. “In-bound License” is defined in Section 3.8(d) of the Agreement.

Indebtedness. “Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Acquired Corporations, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Acquired Corporations, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), (d) obligations for capitalized leases (as would be accounted for on a balance sheet in accordance with GAAP) or (e) any guaranty of any such obligations described in clauses “(a)” through “(d)” of any Person other than the Acquired Corporations (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the Ordinary Course of Business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.5(b) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future intellectual property rights, which may exist or be created under the

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laws of any jurisdiction in the world, including: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names, social media addresses and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

IRS. “IRS” shall mean the Internal Revenue Service.

knowledge. “knowledge”with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after reasonable inquiry. With respect to matters involving Intellectual Property Rights, knowledge does not require that any of such Entity’s executive officers conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property Rights clearance searches, and no knowledge of any third party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any claim action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced or brought by any Person, and conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq Stock Market or The NASDAQ Global Select Market).

Material Adverse Effect. An event, occurrence, violation, inaccuracy, circumstance, change, effect or other matter shall be deemed to have a “Material Adverse Effect” on the Acquired Corporations, if such event, violation, inaccuracy, circumstance, change, effect or other matter (whether or not any such matter, considered together with all other matters, would

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constitute a breach of the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, condition (financial or otherwise), or results of operations, taken as a whole, of the Acquired Corporations, or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change in the market price or trading volume of the Company Common Stock; (ii) any event, occurrence, violation, inaccuracy, circumstance, change, effect or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.22 but subject to disclosures in Part 3.22 of the Company Disclosure Schedule), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees or lenders; (iii) any event, occurrence, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to credit, debt, financial or capital markets, interest or exchange rates, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (vii) any event, occurrence, violation, inaccuracy, circumstance, change, effect or other matter arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (viii) any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of this Agreement; (ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; or (x) any action taken by Parent or its Affiliates (including any disclosure regarding its plans with respect to the conduct of the Company’s business following the Effective Time); it being understood that the exceptions in clauses “(i)” and “(vi)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii)” through “(x)” hereof) is or would be reasonably likely to be a Material Adverse Effect.

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Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Material Revenue Generator. “Material Revenue Generator” shall mean the 10 largest customers of the Company based on revenue for goods or services rendered by the Acquired Corporations for the period beginning January 1, 2017 and ending March 31, 2017 as set forth on Part 9 of the Company Disclosure Schedule together with the amount of revenue attributable to each such Material Revenue Generator for such period.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

Non-Meter Capital Expenditure. “Non-Meter Capital Expenditure” means any capital expenditure that is not metering equipment for commercial and industrial sites.

Obligations. “Obligations” is defined in Section 9.11 of the Agreement.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 6.1(b) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Open Source License. “Open Source License” is defined in Section 3.8(h) of the Agreement.

Operational Expenditures. “Operational Expenditures” means any sales and marketing, general and administrative or research and development expenditure determined in accordance with GAAP, but excluding any non-cash compensation or other expenditures (including amortization and depreciation) and, for the avoidance of doubt, excluding costs of goods sold.

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Option Consideration. “Option Consideration” is defined in Section 2.8(a) of the Agreement.

Ordinary Course of Business. “Ordinary Course of Business” shall mean with respect to a Person the ordinary course of business of such Person, consistent with past practice (including, if the context so requires, past practice with respect to nature, scope, quality, quantity, frequency and magnitude).

Out-bound License. “Out-bound License” is defined in Section 3.8(d) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Expenses. “Parent Expenses” shall mean the reasonable fees and expenses incurred by Guarantor or Parent or any of their respective Subsidiaries or Affiliates in connection with the Transactions, prior to the termination of this Agreement, that are payable to Third Parties, to the extent that such fees and expenses relate to, or are incurred in connection with, (i) legal services, (ii) any government filing fees and charges, (iii) the Offer or (iv) financing in connection with the Transactions; provided, that such fees and expenses shall not exceed $1,650,000 in the aggregate.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

Parent Related Parties. “Parent Related Parties” is defined in Section 8.3(b) of the Agreement.

Parties. “Parties” shall mean Parent, Purchaser and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Acquired Corporations in accordance with GAAP, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the Ordinary Course of Business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the Ordinary Course of Business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any nonexclusive license of intellectual property granted in the Ordinary Course of Business, and (e) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments,

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restrictions, conditions and other similar Encumbrances incurred or suffered in the Ordinary Course of Business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, deposit, dispersal, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives of any Person.

Restricted Shares. “Restricted Shares” is defined in Section 2.8(c).

RSU. “RSU” is defined in Section 2.8(b) of the Agreement.

RSU Consideration. “RSU Consideration” is defined in Section 2.8(b) of the Agreement.

SaaS. “SaaS” is defined in Section 3.8(d) of the Agreement.

Sanctioned Country. “Sanctioned Country” shall mean any of Cuba, Iran, North Korea, Sudan and Syria.

Sanctioned Person. “Sanctioned Person” shall mean any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (a) any Person identified in any list of sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European

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Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Body or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in (a) or (b).

Sanctions Law. “Sanctions Law” shall mean all Legal Requirements concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified persons or countries, or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Legal Requirements threatening to impose economic sanctions on any person for engaging in proscribed behavior.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Sensitive Data. “Sensitive Data” is defined in Section 3.8(j) of the Agreement.

Shares. “Shares” is defined in Recital A of the Agreement.

Solvent. “Solvent” shall mean that, as of any date of determination and with respect to any Person: (a) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, as a whole; (b) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole; and (c) such Person and its Subsidiaries, taken as a whole, do not have or intend to incur debts including current obligations beyond their ability to pay such debt as they mature in the Ordinary Course of Business.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(f) of the Agreement.

Specified Material Contract. “Specified Material Contract” shall mean any Material Contract, provided, however, that (x) for purposes of the definition of Specified Material Contract, the following clauses of the definition of Material Contract shall be modified as follows: (A) in clause (iii), the reference to $500,000 shall be replaced with $200,000; (B) in clause (iv), the reference to $500,000 shall be replaced with $200,000; and (C) in clause (x), the phrase “, including each Company Lease with annualized rent in excess of $120,000” shall be disregarded, and (y) any energy intelligence software contract with a customer of an Acquired Corporation with a term longer than one year shall be deemed to be a Specified Material Contract.

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Specified Consents. “Specified Consents” is defined in Section 6.2(f) of the Agreement.

Subsidiary. “Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company or other Person of which (or in which), directly or indirectly, more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation or (ii) the interest in the capital or profits of such partnership, joint venture, limited liability company or other Person, is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

Superior Offer. “Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing, termination fee, any expense reimbursement provisions and whether such Acquisition Proposal is fully financed) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer”, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Support Agreement. “Support Agreement” is defined in Recital E.

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax of any kind whatsoever (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

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Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Trade Secrets. “Trade Secrets” is defined in Section 3.8(k) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

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EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

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ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used herein have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is attached.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(h)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m., Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, including for the purposes of this calculation, without duplication, the aggregate number of Shares issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), to the extent that the foregoing Company Options are outstanding immediately prior to the Offer Acceptance Time regardless of whether vested or otherwise exercisable at or immediately prior to the Offer Acceptance Time, (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) (i) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c) (Capitalization, Etc.) (first sentence only), 3.3(d) (Capitalization, Etc.) and Section 3.5(c)(i) (Absence of Changes) of the Agreement shall have been true and correct in all respects (other than for de minimis inaccuracies) as of the date of the Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made on and as of such time except, other than as a result of a willful breach by the Company, where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $1,000,000 (it being understood that, for purposes of determining the truth and correctness of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause “(b)(i)”) only as of such date);

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(ii) the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b) and 3.1(c) (Due Organization; Subsidiaries, Etc.), 3.3 (Capitalization, Etc.) (other than Sections 3.3(a) and 3.3(c) (first sentence only) and 3.3(d)), 3.5(b) and 3.5(c)(ii) (Absence of Changes), 3.19 (Authority; Binding Nature of Agreement), 3.20 (Section 203 of the DGCL), 3.21 (Merger Approval), 3.22 (Non-Contravention; Consents) and 3.24 (Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the truth and correctness of such representations and warranties, (A) any such representations and warranties that are qualified by use of the word “material,” “materially,” “materiality” or by a reference regarding whether the occurrence or non-occurrence of possible occurrence or non-occurrence of a “Material Adverse Effect,” shall have been or shall be, as applicable, true and correct in all respects, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause “(b)(ii)”) only as of such date);

(iii) the representations and warranties of the Company set forth in Section 3.5(a) (Absence of Changes) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded); and

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)” above) shall have been true and correct in all respects as of the date of the Agreement, and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except where the failure to so true and correct (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except (1) in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein, (2) in the case of exceptions or exclusions to representations and warranties listed in the Company Disclosure Schedule and (3) in the case of Company Disclosure Schedule requiring lists of “material” items as of the date hereof), (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause “(b)(iv)”) only as of such date);

A-18.

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act and any foreign Antitrust Laws set forth on Schedule 6.2(c), shall have been obtained, shall have been received or shall have terminated or expired, as the case may be, without the imposition of a Burdensome Condition;

(e) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b)”, “(c)” and “(d)” of this Annex I have been duly satisfied;

(f) there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause “(f)” unless they shall have complied in all material respects with their respective obligations under this Agreement to have any such order lifted;

(g) this Agreement shall not have been terminated in accordance with its terms; and

(h) Triton Energy, Inc. (“Triton”) and Celerity Energy Partners San Diego, LLC (“Celerity”) shall have cancelled or terminated their market-based rate authorizations and associated tariffs, which condition shall be deemed satisfied on the earlier of (i) FERC’s acceptance of each of Triton’s and Celerity’s Notices of Cancellation of Market-Based Rate Tariff (Docket Nos. ER17-1818 and ER17-1819, respectively) and (ii) August 14, 2017.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided, that the foregoing conditions set forth in clauses (a), (d) and (g) (collectively, the “Specified Offer Conditions”) may only be waived with the prior written consent of the Company. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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